Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

            Attention Business/Financial Editors:
            ACE Aviation reports 2007 net income of $1.4 billion

            <<
            2007 FULL YEAR OVERVIEW

            - Net income of $1,398 million.
            - Operating income of $453 million.
            - EBITDAR of $1,373 million (excluding special charges) including
              EBITDAR of $1,263 million at Air Canada.
            - Gains on sale of assets (including ACTS, Aeroplan and Jazz) of
              $1,366 million.
            - Distributions of Aeroplan and Jazz units to ACE shareholders totaling
              $2 billion.
            - Acquisition of 80 per cent interest in Aeroman completed in
              February 2007.
            - ACTS sale transaction completed in October 2007 with net cash proceeds to ACE on closing of $723 million with a further $40 million in
              January 2008.
            - Secondary offerings of Aeroplan and Jazz completed on October 22, 2007 for net cash proceeds of $726 million.
            - ACE cash of $1.9 billion on December 31, 2007.
            - Substantial issuer bid of $1.5 billion launched in December 2007 and completed in January 2008.

            FOURTH QUARTER OVERVIEW

            - Net income of $1,128 million.
            - Operating income of $46 million.
            - EBITDAR of $248 million including EBITDAR of $274 million at
              Air Canada.
            - Gains on sale of assets (including ACTS, Aeroplan and Jazz) of
              $1,339 million.
            >>

            MONTREAL, Feb. 8 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE) today reported net income of $1,398 million for the full year 2007.
            Net income included $1,366 million pre-tax gains mainly from the sale of
ACTS and from the secondary offerings of Aeroplan and Jazz.
            Operating income amounted to $453 million including operating income of
$433 million at Air Canada.
            EBITDAR(1) for ACE amounted to $1,373 million (excluding special charges of $15 million).
            Air Canada reported EBITDAR of $1,263 million.
            For the fourth quarter of 2007, ACE reported operating income of
$46 million. EBITDAR for ACE in the fourth quarter amounted to $248 million.
Air Canada reported operating income of $72 million and EBITDAR of
$274 million, increases of $85 million and $69 million respectively over fourth quarter 2006 (excluding special charges).
            "I am pleased with our strong progress during 2007 with the implementation of ACE's business strategy," said Robert Milton, Chairman,
President and Chief Executive Officer, ACE Aviation Holdings Inc. "We have delivered strong financial results for the year and we've also made excellent progress in delivering shareholder value.
            "In the first six months of 2007, we returned $2 billion of capital, under a Plan of Arrangement approved in 2006, to our shareholders through distributions of units in Aeroplan and Jazz.
            "We completed the monetization of ACTS during the fourth quarter with net cash proceeds to ACE on closing of $723 million, and received the remaining proceeds of $40 million in January 2008 which had been held in escrow. ACE also retains a 23 per cent holding in ACTS post-monetization.
            "In the fourth quarter, we also raised $726 million through secondary offerings of Aeroplan and Jazz, reducing our shareholdings in both to
20.1 per cent. In January 2008, ACE further reduced its holding in Jazz to
9.5 per cent by way of an exempt trade.
            "In December 2007, we launched a $1.5 billion substantial issuer bid which was completed in January 2008.
            "I am particularly pleased with the performance of Air Canada during 2007 and in the fourth quarter. In spite of a challenging fuel price environment throughout the year, Air Canada delivered on the performance expectations set for the business at the time of its IPO in November 2006.

            "In 2008, ACE will continue, market conditions permitting, to execute its business strategy to maximize shareholder value," concluded Mr. Milton.

            (1) Non-GAAP Measures

            The special charges refer to expenses recorded in 2007 related to restructuring at ACTS and expenses recorded in 2006 related to labour restructuring. EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. EBITDAR is used to view operating results before aircraft rent and depreciation, amortization and obsolescence as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. Readers should refer to ACE's 2007
Management's Discussion and Analysis (MD&A) for a reconciliation of EBITDAR to operating income.
            For further information on ACE's public disclosure file, including ACE's
Annual Information Form, please consult SEDAR at www.sedar.com and EDGAR at
www.sec.gov/edgar.shtml

            CAUTION REGARDING FORWARD-LOOKING INFORMATION
            ---------------------------------------------

            Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout ACE's filings with securities regulators in
Canada and the United States and, in particular, those identified in the Risk
Factors section to ACE's 2007 MD&A dated February 8, 2008. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

            <<
                             Consolidated Statement of Operations
            -------------------------------------------------------------------------
            For the year ended December 31
            (Canadian dollars in millions
             except per share figures)                                2007(x)   2006
            -------------------------------------------------------------------------

            Operating revenues
              Passenger                                           $  9,344  $  8,969
              Cargo                                                    548       625
              Other                                                    934     1,063
            -------------------------------------------------------------------------
                                                                    10,826    10,657
            -------------------------------------------------------------------------
              Special charge for Aeroplan Miles                          -      (102)
            -------------------------------------------------------------------------
                                                                    10,826    10,555
            -------------------------------------------------------------------------

            Operating expenses
              Wages, salaries and benefits                           2,383     2,553
              Aircraft fuel                                          2,553     2,546
              Aircraft rent                                            323       441
              Airport and navigation fees                            1,021       983
              Aircraft maintenance, materials and supplies             515       471
              Communications and information technology                281       289
              Food, beverages and supplies                             318       335
              Depreciation, amortization and obsolescence              582       576
              Commissions                                              201       236
              Capacity purchase with Jazz                              537         -
              Special charge for labour restructuring                   15        25
              Other                                                  1,644     1,705
            -------------------------------------------------------------------------
                                                                    10,373    10,160
            -------------------------------------------------------------------------

            Operating income                                           453       395

            Non-operating income (expense)
              Interest income                                          126       120
              Interest expense                                        (420)     (378)
              Interest capitalized                                     108        61
              Gain on disposal of assets                             1,366       393
              Gain (loss) on financial instruments recorded
               at fair value                                            26       (18)
              Equity investment income                                  71         -
              Other                                                    (12)        4
            -------------------------------------------------------------------------
                                                                     1,265       182
            -------------------------------------------------------------------------

            Income before the following items                        1,718       577

              Non-controlling interest                                (157)      (72)
              Foreign exchange gain                                    313        12
              Provision for income taxes
                Current                                                (15)       (7)
                Future                                                (461)     (102)

            -------------------------------------------------------------------------
            Income for the year                                   $  1,398  $    408
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Earnings per share
              Basic                                               $  13.51  $   4.01
            -------------------------------------------------------------------------
              Diluted                                             $  11.44  $   3.80
            -------------------------------------------------------------------------

            (x)Effective March 14, 2007, the results and financial position of
               Aeroplan LP and effective May 24, 2007, the results and financial position of Jazz LP are not consolidated with ACE. Effective
               October 16, 2007, the results and financial position of ACTS LP are not consolidated with ACE.

               The notes are an integral part of the consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
               www.sec.gov/edgar.shtml.

                         Consolidated Statement of Financial Position
            -------------------------------------------------------------------------
            As at December 31
            (Canadian dollars in millions)                            2007(x)   2006
            -------------------------------------------------------------------------

            ASSETS
            Current
              Cash and cash equivalents                           $  2,300  $  1,854
              Short-term investments                                   839     1,324
            -------------------------------------------------------------------------
                                                                     3,139     3,178
            -------------------------------------------------------------------------

              Restricted cash                                          124       109
              Accounts receivable                                      793       729
              Spare parts, materials and supplies                      112       307
              Prepaid expenses and other current assets                253       127
              Future income taxes                                      200       584
            -------------------------------------------------------------------------
                                                                     4,621     5,034
            -------------------------------------------------------------------------

            Property and equipment                                   7,925     5,989
            Deferred charges                                            51       116
            Intangible assets                                          647     1,643
            Deposits and other assets                                  527       323
            Future income taxes                                          -       336
            -------------------------------------------------------------------------
                                                                  $ 13,771  $ 13,441
            -------------------------------------------------------------------------

            LIABILITIES
            Current
              Accounts payable and accrued liabilities            $  1,266  $  1,547
              Advance ticket sales                                   1,245       832
              Current portion of Aeroplan Miles obligation              55        58
              Current portion of Aeroplan deferred revenues              -       799
              Current portion of long-term debt and capital leases     686       367
              Current taxes payable                                      -       345
            -------------------------------------------------------------------------
                                                                     3,252     3,948
            -------------------------------------------------------------------------

            Long-term debt and capital leases                        4,006     3,759
            Convertible preferred shares                               182       166
            Future income taxes                                         50       136
            Pension and other benefit liabilities                    1,824     1,876
            Aeroplan deferred revenues                                   -       801
            Other long-term liabilities                                483       483
            -------------------------------------------------------------------------
                                                                     9,797    11,169
            -------------------------------------------------------------------------

            Non-controlling interest                                   757       695

            SHAREHOLDERS' EQUITY
              Share capital and other equity                           450       742
              Contributed surplus                                      504        25
              Retained earnings                                      2,209       810
              Accumulated other comprehensive income                    54         -
            -------------------------------------------------------------------------
                                                                     3,217     1,577
            -------------------------------------------------------------------------
                                                                  $ 13,771  $ 13,441
            -------------------------------------------------------------------------

            (x)Effective March 14, 2007, the results and financial position of
               Aeroplan LP and effective May 24, 2007, the results and financial position of Jazz LP are not consolidated with ACE. Effective
               October 16, 2007, the results and financial position of ACTS LP are not consolidated with ACE.

               The notes are an integral part of the consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
               www.sec.gov/edgar.shtml.

                  Consolidated Statement of Changes in Shareholder's Equity
            -------------------------------------------------------------------------
            For the year ended December 31
            (Canadian dollars in millions)                            2007(x)   2006
            -------------------------------------------------------------------------
            Share capital
              Common shares, beginning of year                    $  2,188  $  2,231
                Distributions of Aeroplan units                       (306)      (59)
                Distributions of Jazz units                            (70)        -
                Issue of shares through stock options exercised         86        16
            -------------------------------------------------------------------------
              Common shares, end of year                             1,898     2,188
              Adjustment to shareholders' equity, beginning
               of year                                              (1,655)   (1,655)
            -------------------------------------------------------------------------
            Total share capital                                        243       533
            -------------------------------------------------------------------------
            Other equity
              Convertible preferred shares                             117       117
              Convertible notes                                         90        92
            -------------------------------------------------------------------------
            Total share capital and other equity                       450       742
            -------------------------------------------------------------------------
            Contributed surplus
              Balance, beginning of year                                25        19
              Fair value of stock options issued to Corporation
               employees recognized as compensation expense             25        13
              Fair value of exercised stock options to share
               capital                                                 (29)       (7)
              Aeroplan negative investment                             483         -
            -------------------------------------------------------------------------
            Total contributed surplus                                  504        25
            -------------------------------------------------------------------------
            Retained earnings
              Balance, beginning of year                               810       402
              Cumulative effect of adopting new accounting
               policies                                                  5         -
              Repair Schemes and Non-compete agreement                  (4)        -
            -------------------------------------------------------------------------
                                                                       811       402
              Net income for the year                                1,398       408
            -------------------------------------------------------------------------
                                                                     2,209       810
            -------------------------------------------------------------------------
            Accumulated other comprehensive income
              Balance, beginning of year                                 -         -
              Cumulative effect of adopting new accounting
               policies                                                 (7)        -
              Other comprehensive income                                61         -
            -------------------------------------------------------------------------
                                                                        54         -
            -------------------------------------------------------------------------
            Total retained earnings and accumulated other
             comprehensive income                                    2,263       810
            -------------------------------------------------------------------------
            Total shareholders' equity                            $  3,217  $  1,577
            -------------------------------------------------------------------------

            (x)Effective March 14, 2007, the results and financial position of
               Aeroplan LP and effective May 24, 2007, the results and financial position of Jazz LP are not consolidated with ACE. Effective
               October 16, 2007, the results and financial position of ACTS LP are not consolidated with ACE.

               The notes are an integral part of the consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
               www.sec.gov/edgar.shtml.

                       Consolidated Statement of Comprehensive Income
            -------------------------------------------------------------------------
            For the year ended December 31
            (Canadian dollars in millions)                            2007(x)   2006
            -------------------------------------------------------------------------
            Comprehensive income
              Net income for the year                             $  1,398  $    408
              Other comprehensive income, net of taxes:
              Net change in unrealized loss on
               US Airways securities                                   (13)        -
              Reclassification of realized gains on
               US Airways securities to income                          (6)        -
              Net change in unrealized gains on
               fuel derivatives under hedge accounting
               (net of taxes of $29)                                    88         -
              Reclassification of net realized (gains)
               losses on fuel derivatives to income
               (net of tax of $1)                                       (6)        -
              Unrealized loss on translation of
               self-sustaining operation (net of nil tax)               (9)        -
              Proportional reclassification of adjustment
               from foreign currency translation to
               income related to the disposal of ACTS
               (net of nil tax)                                          7         -
            -------------------------------------------------------------------------
                                                                        61         -
            -------------------------------------------------------------------------
            Total comprehensive income                            $  1,459  $    408
            -------------------------------------------------------------------------

            (x)Effective March 14, 2007, the results and financial position of
               Aeroplan LP and effective May 24, 2007, the results and financial position of Jazz LP are not consolidated with ACE. Effective October
               16, 2007, the results and financial position of ACTS LP are not consolidated with ACE.

               The notes are an integral part of the consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
               www.sec.gov/edgar.shtml.

                             Consolidated Statement of Cash Flow
            -------------------------------------------------------------------------
            For the year ended December 31
            (Canadian dollars in millions)                            2007(x)   2006
            -------------------------------------------------------------------------

            Cash flows from (used for)
            Operating
              Net income for the year                             $  1,398  $    408
              Adjustments to reconcile to net
               cash from operations
                 Depreciation, amortization and obsolescence           582       576
                 Gain on disposal of assets                         (1,366)     (393)
                 Foreign exchange (gain) loss                         (387)        6
                 Future income taxes                                   461       102
                 Excess of employee future
                  benefit funding over expense                        (205)     (228)
                 Increase (decrease) in Aeroplan
                  miles obligation                                     (79)       34
                 Non-controlling interest                              146        52
                 Special charge for Aeroplan miles                       -       102
                 Aircraft lease payments less than (in excess of)
                  rent expense                                         (14)      (16)
                 Capitalized interest                                 (108)      (61)
                 Other                                                  29        65
                 Changes in non-cash working capital balances           72        85
            -------------------------------------------------------------------------
                                                                       529       732
            -------------------------------------------------------------------------
            Financing
              Issue of common shares                                    56         8
              Issue of Air Canada shares                                 -       187
              Issue of Jazz units                                        -       218
              Aircraft and facility related borrowings               1,914       397
              Credit facility borrowings - Jazz                          -       113
              Distributions paid to non-controlling interest           (25)      (51)
              Reduction of long-term debt and capital
               lease obligations                                      (504)     (278)
              Other                                                    (38)       (3)
            -------------------------------------------------------------------------
                                                                     1,403       591
            -------------------------------------------------------------------------
            Investing
              Short-term investments                                    83      (708)
              Proceeds from sale of Air Canada shares                    -       304
              Proceeds from sale of Aeroplan units                     463         -
              Proceeds from sale of Jazz units                         263        14
              Proceeds from sale of ACTS to ACE                        723         -
              Proceeds from sale of ACTS to Air Canada                  65         -
              Proceeds from sale of US Airways                          16       232
              Proceeds from sale of other assets                        90        40
              Additions to capital assets                           (2,622)     (920)
              Deconsolidation of Aeroplan cash                        (231)        -
              Deconsolidation of Jazz cash                            (138)        -
              Deconsolidation of ACTS cash                              (7)        -
              Acquisition of Aeroman, net of cash                      (53)        -
              Funding of ACTS Aero letter of credit                   (101)        -
              Other                                                    (37)        4
            -------------------------------------------------------------------------
                                                                    (1,486)   (1,034)
            -------------------------------------------------------------------------
            Increase in cash and cash equivalents                      446       289
            Cash and cash equivalents, beginning of year             1,854     1,565
            -------------------------------------------------------------------------
            Cash and cash equivalents, end of year                $  2,300  $  1,854
            -------------------------------------------------------------------------
            Cash payments of interest                             $    281  $    272
            Cash payments of income taxes                         $     13  $      1
            -------------------------------------------------------------------------

            (x)Effective March 14, 2007, the results and financial position of
               Aeroplan LP and effective May 24, 2007, the results and financial position of Jazz LP are not consolidated with ACE.  Effective October
               16, 2007, the results and financial position of ACTS LP are not consolidated with ACE.

               The notes are an integral part of the consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
               www.sec.gov/edgar.shtml.
            >>
            %SEDAR: 00020954EF          %CIK: 0001295721

            /For further information: Isabelle Arthur (Montreal), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; Internet: aceaviation.com/
            (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 06:00e 08-FEB-08